Exhibit 99.1

(English Translation)

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY HELD COMPANY

MINUTES OF THE 299TH MEETING OF THE BOARD OF DIRECTORS

ON AUGUST 31, 2021

I. DATE, TIME AND PLACE: On August 31, 2021, at 6:00 p.m., by deliberative circuit under the terms of article 29, paragraph 1 of the Company's Bylaws.

II. CALL NOTICE: Call notice made by individual messages to the Board Members, under the terms to article 28, paragraph 1 of the Company's Bylaws.

III. ATTENDANCE: All the members of the Board of Directors were present and signed below. Mr. Rodrigo Modesto de Abreu, Mr. Antonio Reinaldo Rabelo Filho, Mr. José Claudio Moreira Gonçalves (Naval), Mr. Marcos Mendes, Mr. Arthur Jose Lavatori Correa, and Ms. Daniella Geszikter Ventura, all representatives of the Company, also attended the meeting.

IV. MEETING BOARD: Chairman of the meeting: Mr. Eleazar de Carvalho Fillho; Secretary of the meeting: Ms. Luciene Sherique Antaki.

V. AGENDA: Change in the Company’s Statutory Management.

VI. RESOLUTIONS: Once the meeting was installed by the Chairman, in relation to the sole item on the Agenda, the Board of Directors initially acknowledged receipt of Ms. Camille Loyo Faria's letter of resignation, dated 08/30/2021, from her position as Chief Financial and Investor Relations Officer. The Board Members expressed their gratitude to Ms. Camille Loyo Faria, recognizing her dedication and commitment during the period in which she held her position. Subsequently, the Board Members unanimously approved the election of Mrs. Cristiane Barretto Sales, Brazilian, married, business administrator, bearer of identity card nr. 2714796, issued by SSP/BA, enrolled at the CPF/MF under the nr. 405.908. 015-20, with business address at Rua Humberto de Campos, 425, 8º andar, Leblon, Rio de Janeiro - RJ, for the position of Chief Financial and Investor Relations Officer, as of September 1, 2021, for a term of office of two (2) years, in accordance with paragraph 2 of article 34 of the Company's Bylaws. The elected Director declares, under penalty of law, that she has not been convicted of any crime under the law that would prevent her from exercising the position for which she was nominated, and made the declaration provided for in paragraph 4 of article 147 of Law 6,404/76, and will take office on September 1, 2021. The Board also pronounced itself favorably in relation to the compensation parameters for the Director now elected, set forth in the attachment filed at the Board's Secretariat, considering that the matter was dealt with by the Personnel, Nominations and Corporate Governance Committee ("CGNG") in a meeting held on this date and that the compensation proposal was prepared with the support of consulting firm Spencer Stuart.

VII. CLOSING: The supporting material relating to the item on the Agenda is kept on file in the Secretariat and on the Board's Portal. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drawn up. Once read, the minutes were approved by the present Board Member and by the Secretary. (a.a) Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Maria Helena dos Santos F. Santana, Paulino do Rego Barros Jr., Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira and Raphael Manhães Martins.

This is a true copy of the original drawn up in the relevant book.

Rio de Janeiro, August 31, 2021.

Luciene Sherique Antaki

Secretary of the Meeting

Oi S.A. – In Judicial Reorganization

Minutes of the 299th Meeting of the Board of Directors

On August 31, 2021